Exhibit 15.3

Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

June 19, 2017

Via EDGAR AND OVERNIGHT Mail

Ms. Sandra B. Hunter
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance - Office of Real Estate & Commodities
100 F Street, N.E.
Washington, D.C. 20549-3010

Re:	Fundrise National For-Sale Housing eFund, LLC Draft Offering Statement on Form 1-A Submitted May 22, 2017 CIK No. 0001706656

Dear Ms. Hunter:

This letter is submitted on behalf of Fundrise National For-Sale Housing eFund, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 15, 2017 (the “Comment Letter”) with respect to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001706656) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), to the Commission on December 14, 2016, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Amendment No. 1 to the draft Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Sandra B. Hunter
Division of Corporation Finance

June 19, 2017

General

1.	We note that you intend to invest in real estate-related debt. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response to Comment No. 1

The Company has advised that it expects all of its assets, other than cash held by it directly, to be held through its wholly-owned and majority-owned subsidiaries (“Subsidiaries”). With respect to Subsidiaries holding real estate-related debt, the Company expects those Subsidiaries to qualify for the exclusion from regulation as an investment company afforded by Section 3(c)(5)(C) of the Investment Company Act.

Section 3(c)(5)(C) generally excludes from the definition of investment company any company that is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate”. The Staff has provided guidance through various interpretive and no-action letters on the meaning of being engaged primarily in the business of purchasing or otherwise acquiring mortgage and other liens on and interests in real estate for purposes of Section 3(c)(5)(C). The Staff has stated that it would regard an issuer as being engaged primarily in said business if (1) at least 55% of the value of the issuer’s assets consists of real estate interests (“Qualifying Assets”), (2) at least 80% of the value of the issuer’s assets consists of investments in (a) Qualifying Assets plus (b) other assets that are not Qualifying Assets but are real estate-related assets (“Real Estate Related Assets”) and (3) no more than 20% of the value of the issuer’s assets consists of assets other than Qualifying and Real Estate Related Assets. (NAB Asset Corp., SEC No-Action Letter (June 20, 1981)). The Company expects certain of its Subsidiaries to hold the commercial mortgage loans and other commercial real estate related assets that the Company originates or acquires under this exclusion.

Pursuant to the foregoing, certain of the Company’s Subsidiaries will treat their real estate-related debt investments which will consist of first mortgage loans, B-Notes and mezzanine loans as Qualifying Assets as more fully described below.

•	First Mortgage Loans. The Subsidiaries will hold first mortgage loans that are fully secured by the real estate.

•	B-Notes. The Subsidiaries will hold B-Notes meeting the following criteria:

o	the applicable Subsidiary will perform the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;

Ms. Sandra B. Hunter
Division of Corporation Finance

June 19, 2017

o	the B-Notes will be fully secured by real property;

o	the B-Notes will provide the Subsidiary with the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower;

o	the Subsidiary will have approval rights in connection with any material decision pertaining to the administration and servicing of the mortgage loan and with respect to any material modification of the mortgage loan agreements; and

o	in the event the mortgage loan becomes non-performing, the Subsidiary will have effective control over the remedies relating to the enforcement of the mortgage loan including ultimate control of the foreclosure process. (Capital Trust, Inc. SEC No-Action Letter (Feb. 3, 2009)).

•	Mezzanine Loans. The Subsidiaries will hold mezzanine loans meeting the following criteria:

o	the mezzanine loans will be Tier 1 loans;

o	the mezzanine loans will be made specifically and exclusively for the financing of real estate;

o	the mezzanine loans will be underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;

o	the Subsidiary will exercise ongoing control rights over the management of the underlying property to the same extent as is customary for holders of a second mortgage (e.g., rights relating to the approval of major leases, budget improvements, capital expenditures and the application of insurance proceeds or condemnation awards as well as the right to replace the property manager in case of default on the loan);

o	the Subsidiary as lender will have the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;

o	the true measure of the collateral securing the loan will be the property being financed and any incidental assets related to the ownership of the property; and

o	the Subsidiary will have the right to foreclose on the collateral and, through its ownership of the property-owning entity, become the owner of the underlying property (Capital Trust, Inc. SEC No-Action Letter (May 24, 2007)).

2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Ms. Sandra B. Hunter
Division of Corporation Finance

June 19, 2017

Response to Comment No. 2

In response to the Staff’s comment, the Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules to its share repurchase program. Although the Company believes (for reasons set forth below) that the tender offer rules do not apply in the context of an offering made pursuant to Regulation A, it has nonetheless determined that its share repurchase program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. The Company will contact the Division’s Office of Mergers and Acquisitions with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Corporation Finance.

The Company respectfully sets forth below the reasons it believes that the tender offer rules do not apply to the common shares offered under the Offering Statement.

The statutory language of the tender offer rules and the interpretive guidance issued by the Commission make clear that the tender offer rules do not apply to exempted securities. Rule 14(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) sets forth the scope of both Regulation 14D and Regulation 14E. Regulation 14D applies to tender offers that are subject to Section 14(d)(1) of the Exchange Act. Section 14(d)(1) by its terms only applies to “equity securities” that are “registered” under the Exchange Act; the Company’s common shares offered under the Offering Statement pursuant to Regulation A are not required to be registered under the Exchange Act.

Furthermore, although Regulation 14E applies to tender offers for any securities, whether registered or not, it specifically excludes “ exempted securities unless otherwise noted therein.” The Commission’s Manual of Publicly Available Telephone Interpretations also makes clear that “Regulation 14E applies to tender offers for any securities other than exempt securities as defined by Section 3(a)(12) of the Exchange Act. [emphasis added]”. Section 3(a)(12)(A) of the Exchange Act defines “exempt securities” to include in clause (vii) “such other securities (which may include, among others, unregistered securities…) as the Commission may…exempt from the operation of any one or more provisions of this title which by their terms do not apply to an ‘‘exempted security’’ or to ‘‘exempted securities’’”.

Pursuant to the Jumpstart Our Business Startups (JOBS) Act, Section 3(b)(2) was added to the Securities Act. Section 3(b)(2) requires that the Commission “add a class of securities to the securities exempted pursuant to” Section 3 of the Securities Act for offerings where the aggregate amount of securities offered and sold within the prior 12-month period does not exceed $50 million. Pursuant to Section 3(b)(2), the Commission has adopted amendments to Regulation A which set forth the issuer eligibility, filing and ongoing reporting requirements for issuers that wish to offer exempted securities pursuant to Regulation A. The Company will offer and sell its common shares in compliance with the requirements set forth in Regulation A. Such common shares, therefore, will be exempted securities.

Ms. Sandra B. Hunter
Division of Corporation Finance

June 19, 2017

The Company reads the statutory language of Regulation 14E and Regulation A as clearly establishing that securities offered under Regulation A, as a class of exempt securities, should not be subject to the tender offer rules. In addition, the Company, together with its counsel, has reviewed the legislative history, the adopting release and the Commission’s interpretive guidance relating to Regulation A and has found no indication that Congress or the Commission intended that the tender offer rules should apply to the class of securities exempted pursuant to Regulation A. Given that (i) the tender offer rules do not apply to exempt securities, (ii) securities offered pursuant to Regulation A are exempt securities, and (iii) neither Congress nor the Commission have indicated that the tender offer rules should apply to the class of exempt securities created pursuant to Regulation A, the Company believes that repurchases pursuant to its share repurchase program of the common shares offered and sold under the Offering Statement pursuant to Regulation A would not be subject to the tender offer rules. Notwithstanding the inapplicability of those rules, the Company believes that if tested under the tender offer rules, its share repurchase program is nonetheless consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

3.	Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response to Comment No. 3

In response to the Staff’s comment, the Company acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase program. The Company will contact the Division of Trading and Markets with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Market Regulation. However, for the reasons set forth below, the Company believes that Regulation M does not apply in the context of share repurchases of securities offered and sold pursuant to Regulation A. Notwithstanding this belief, the Company has nonetheless determined that its share repurchase program is consistent with the class exemptive letter granted to Alston & Bird LLP, dated October 22, 2007 (the “Class Exemptive Letter”).

The Company respectfully sets forth below the reasons it believes that the Regulation M does not apply to its share repurchase program.

The Staff has specifically asked that the Company determine whether its share repurchase program is consistent with the class exemptive relief granted by the Division of Market Regulation in the Class Exemptive Letter. The exemptive relief granted under the exemptive letter grants a conditional exemption from Rule 102 of Regulation M to a non-listed REIT share redemption program. The Company notes, however, that the clear language of clause (d) of Rule 102, provides that Rule 102 shall not apply to ‘“[e]xempted securities” as defined in section (3)(a)(12) of the Exchange Act (15 U.S.C. 78c(a)(12)).’

Ms. Sandra B. Hunter
Division of Corporation Finance

June 19, 2017

As noted above in the Company’s response to Comment No. 2 regarding whether the tender offer rules apply in the context of Regulation A offerings, securities offered and sold pursuant to Regulation A are a class of securities exempted pursuant Section 3 of the Securities Act. The Company will offer and sell its common shares in compliance with the requirements set forth in Regulation A. Such common shares, therefore, will be exempted securities and therefore not subject to Rule 102.

The Company believes that the fact that the common shares will be offered and sold pursuant to Regulation A, and will therefore be exempted securities, is dispositive as to whether Regulation M would apply to repurchases of such shares. However the Company further notes that heretofore the Commission has chosen to apply only Rules 104 and 105 of Regulation M to Regulation A issuers. In the adopting release for Regulation M (Releases No.2. 33-7375; 34038067, “Anti-manipulation Rules Concerning Securities Offerings”), the Commission only required that Regulation A issuers comply with Rule 104, which regulates “stabilizing activities.” In the 2007 amending release for Regulation M (Release No. 34-56206, “Short Selling in Connection with a Public Offering”), the Commission amended Regulation M to require that Regulation A issuers also comply with Rule 105, which regulates short selling in connection with a public offering. The Company believes that the Commission’s decision to explicitly apply only Rules 104 and 105 to Regulation A issuers, to the exclusion of the other provisions of Regulation M, further supports the Company’s belief that Rule 102 would not apply to share repurchases of its common shares offered and sold pursuant to Regulation A.

4.	We note your disclosure throughout that you were formed primarily to acquire property for the development of for-sale housing in the metropolitan statistical areas in which your sponsor is not currently sponsoring another regionally or locally focused For-Sale eFund, which you refer to as “Additional MSAs.” Please revise your disclosure to more specifically clarify the “Additional MSAs” to which you refer. For example purposes only, if you intend to consider acquiring property for development in MSAs throughout the United States with the exception of Los Angeles, CA and Washington, DC, please so specify.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised its disclosure to clarify the “Additional MSAs” in which the Company’s sponsor is not currently sponsoring other regionally or locally focused For-Sale eFunds.

Plan of Operation

Ms. Sandra B. Hunter
Division of Corporation Finance

June 19, 2017

Critical Accounting Policies

Credit Losses, Impairment and Allowance for Doubtful Accounts, page 108

5.	Please note that the FASB Accounting Standards Codification became effective on July 1, 2009 and as a result, all non-SEC accounting and financial reporting standards have been superseded. In your amended filing, please revise your references to accounting standards accordingly.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised its disclosure on page 108 to include the appropriate accounting standard references.

Prior Performance Summary, page 109

6.	Please balance your disclosure in this section by including a discussion of the major adverse business developments experienced by any eDirect Program, or advise us why you do not believe this disclosure is material. Refer to Section 8.A(2) of Industry Guide 5.

Response to Comment No. 6

In response to the Staff’s comment, the Company has reviewed Section 8.A(2) of Industry Guide 5 and does not believe any adverse business development or condition in any eDirect Program requires additional disclosure in the “Prior Performance Summary” section of its Offering Statement. Please note that in its Offering Statement, the Company has already disclosed in the “Management” section, the termination of Mr. Michael S. McCord as the Manager’s Chief Financial Officer and Treasurer on February 9, 2016.

Description of our Common Shares

Valuation Policies, page 116

7.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response to Comment No. 7

Please see Exhibit A for the template the Company expects to use for future NAV disclosures, which is consistent with similar NAV templates that have been reviewed and accepted as part of the review process for the Company’s other eFund programs.

Ms. Sandra B. Hunter
Division of Corporation Finance

June 19, 2017

Notes to Balance Sheet

6. Subsequent Events, page F-9

8.	Please amend to note the actual date through which the company evaluated subsequent events for determining whether any material events were identified requiring adjustment or disclosure.

Response to Comment No. 8

In response to the Staff’s comment, the Company has revised the Subsequent Events note on page F-9 to provide the actual date through which the Company evaluated subsequent events.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

cc:	Via E-mail Benjamin S. Miller, Chief Executive Officer Bjorn J. Hall, General Counsel and Secretary Rise Companies Corp.

Tiffany Williamson
Goodwin Procter LLP

Exhibit A

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of Fundrise National For-Sale Housing eFund, LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	Our semi-annual net asset value (“NAV”) per common share, including historical share pricing information;

•	the components of NAV as of ____, 20__;

•	[the status of our share redemption plan;]* and

•	[our historical share pricing information.]*

_______________________

*as applicable

Semi-Annual Pricing Supplement

As of ______, 20__, our NAV per common share is $____. This NAV per common share shall be effective through ________, 20__, unless updated by us prior to that time. The NAV that was in effect prior to            , 20    , was $________ per common share.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share numbers)	[December 31, 2016]	[June 30, 2016]
ASSETS:
Investments
Real estate properties, at fair value	$122	$61
Loans and debt securities related to real estate, at fair value	220	25
Other real estate-related investments, at fair value	50	25
Non-real estate-related investments, at fair value	50	0
Cash and cash equivalents	2	111
Receivable for securities sold and principal repayments	222	111
Interest receivable	222	111
Total assets	888	444

LIABILITIES:
Settling subscriptions	$22	$11
Distributions payable	22	11
Due to related party	22	11
Accounts payable and accrued expenses	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Member’s Equity (15,000 and 10,000, respectively common shares issued and outstanding)	$150	$100
Retained earnings	500	200
Net adjustments to fair value	150	100
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE, on [_____] shares issued and outstanding [1]	$53.33	$40.00

[1] The total shares issued and outstanding used in the computation of net asset value per share is the amount of shares immediately prior to redemptions that are processed and effective on _____, 20__, as the NAV per share price is used to determine the redemption price in certain cases under our redemption plan.________

On _____, 20__, the Company announced that its net asset value per share (“NAV”) as of ____, 20__ is $___ per share of our Common Shares. This NAV per common share shall be effective until ____, 20__, unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, as there is no market value for our shares as they are not expected to be listed or traded, our goal is to provide a reasonable estimate of the value of our shares on a semi-annual basis. However, the majority of our assets will consist of land acquired for the development and sale of For-Sale Housing, including some commercial or residential properties that can be repurposed into For-Sale Housing, and, as with any commercial real estate valuation protocol, the conclusions reached by our sponsor’s internal accountants or asset management team, as the case may be, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given semi-annual period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the semi-annual calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between semi-annual updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our sponsor’s internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events (2) semi-annual updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions and (4) estimated accruals of our operating revenues and expenses. [In addition, for our ____, 20__ and ____, 20__ NAV calculation, our sponsor’s internal accountants engaged an independent third-party to prepare a valuation review report to be used in conjunction with determining our NAV per common share. There can be no assurance that our sponsor’s internal accountants will engage such independent party in connection with future calculations of our NAV per common share.]

In calculating our NAV per common share, our sponsor's internal accountants utilized the Sales Comparison Method, by assessing relevant sales comps to determine comparable metrics, such as price per square foot or price per home, in order to ascertain the implied net value of each asset upon achieving certain key milestones, in particular vesting entitlements, construction completion or unit sales. The value recognized at the entitlements milestone is based primarily on the sales prices of comparable entitled property. At the construction completion milestone, the value is primarily based on the sales prices of comparable completed developments, while taking into account the extent of the sales risk remaining, such as time to fully sell out of the property. Finally, as unit sales progress in a large development, our internal accountants may gain greater fidelity into the likely sales prices of unsold inventory.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current semi-annual period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

The per share purchase price of our Common Shares will continue to be $__ per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $__. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after ____, 20__, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the semi-annual NAV per common share, as determined in accordance with our valuation policies, for each semi-annual period from ____, 20__ to ____, 20__.

Date	NAV Per Share
____, 20__	$__
____, 20__	$__